EXHIBIT 99.1

Caledonia Mining Corporation Plc: Revised Zimbabwe monetary policy affects 2019 earnings

ST HELIER, Jersey, Feb. 27, 2019 (GLOBE NEWSWIRE) -- Caledonia Mining Corporation Plc (“Caledonia” or the “Company”) (NYSE AMERICAN: CMCL; AIM: CMCL; TSX: CAL) announces that following the announcement of a revised monetary policy by the Reserve Bank of Zimbabwe (“RBZ”), the export credit incentive (“ECI”) programme for Zimbabwean gold producers will be withdrawn.  It is estimated this will reduce Caledonia’s earnings per share (calculated on an IFRS basis) for 2019 and thereafter by approximately US$ 5.4 million or 40 to 46 United States cents per share.

For several years the RBZ has operated an ECI programme in terms of which Zimbabwean gold producers received a premium to the international gold price.  This premium was initially at a level of 2.5% of gold revenues, which has subsequently increased to 10%.  The ECI revenues were received into Caledonia’s real time gross settlement bank account and were therefore not eligible for remittance outside Zimbabwe with a specific allocation of foreign exchange by the RBZ.  The ECI revenues were not subject to Zimbabwean income tax.

The removal of the ECI programme comes as part of a monetary policy statement which permits bank trading of currency held in local banking system (known as “RTGS dollars”) and currency held in foreign currency accounts (“FCA”) which is capable of being used for payments outside Zimbabwe.  At this stage it is unclear whether this policy will address the increasing inflationary pressure in Zimbabwe by creating a transparent and efficient market exchange rate between RTGS dollars and dollars held in FCAs.

The effect on Caledonia’s earnings per share for 2019 is calculated assuming a gold price of $1,300 for the remainder of the year, that Blanket achieves the production guidance for 2019 as announced on January 14, 2019 of between 53,000 and 56,000 ounces of gold and that there are no changes in Blanket’s operating costs.

For further information please contact:

Caledonia Mining Corporation Plc Mark Learmonth Maurice Mason	Tel: +44 1534 679 800 Tel: +44 759 078 1139

WH Ireland Adrian Hadden/Jessica Cave/James Sinclair-Ford	Tel: +44 20 7220 1751

Blytheweigh Tim Blythe/Camilla Horsfall/Megan Ray	Tel: +44 207 138 3204

Note:  This announcement contains inside information which is disclosed in accordance with the Market Abuse Regulation.

Cautionary Note Concerning Forward-Looking Information

Information and statements contained in this news release that are not historical facts are “forward-looking information” within the meaning of applicable securities legislation that involve risks and uncertainties relating, but not limited to Caledonia’s current expectations, intentions, plans, and beliefs.  Forward-looking information can often be identified by forward-looking words such as “anticipate”, “envisage”, “believe”, “expect”, “goal”, “plan”, “target”, “intend”, “estimate”, “could”, “should”, “may” and “will” or the negative of these terms or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Examples of forward-looking information in this news release include: production guidance, estimates of future/targeted production rates, and our plans and timing regarding further exploration and drilling and development.  This forward-looking information is based, in part, on assumptions and factors that may change or prove to be incorrect, thus causing actual results, performance or achievements to be materially different from those expressed or implied by forward-looking information.  Such factors and assumptions include, but are not limited to: failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, success of future exploration and drilling programs, reliability of drilling, sampling and assay data, assumptions regarding the representativeness of mineralization being inaccurate, success of planned metallurgical test-work, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects and other factors.

Securityholders, potential securityholders and other prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements.  Such factors include, but are not limited to: risks relating to estimates of mineral reserves and mineral resources proving to be inaccurate, fluctuations in gold price, risks and hazards associated with the business of mineral exploration, development and mining, risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom the Company does business; inadequate insurance, or inability to obtain insurance, to cover these risks and hazards, employee relations; relationships with and claims by local communities and indigenous populations; political risk; availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, including the risks of obtaining or maintaining necessary licenses and permits, diminishing quantities or grades of mineral reserves as mining occurs; global financial condition, the actual results of current exploration activities, changes to conclusions of economic evaluations, and changes in project parameters to deal with unanticipated economic or other factors, risks of increased capital and operating costs, environmental, safety or regulatory risks, expropriation, the Company’s title to properties including ownership thereof, increased competition in the mining industry for properties, equipment, qualified personnel and their costs, risks relating to the uncertainty of timing of events including targeted production rate increase and currency fluctuations.  Shareholders are cautioned not to place undue reliance on forward-looking information.  By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur.  Caledonia undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.